EXHIBIT 99.1

JPMorgan Chase & Co notifies 3.12% shareholding in TiGenix

Leuven (Belgium) - November 24, 2017, 22:00h CEST -TiGenix NV (Euronext Brussels and Nasdaq: TIG; "TiGenix") publishes today a transparency notification pursuant to Article 14 of the Belgian Law of May 2, 2007 regarding the publication of major holdings in issuers whose securities are admitted to trading on a regulated market and including various provisions.

Summary of the notification

On November 15, 2017, TiGenix received a transparency notification from JPMorgan Chase & Co, following the acquisition of shares on November 9, 2017, after which JPMorgan Chase & Co (through its subsidiary J.P. Morgan Securities LLC) holds 8,557,505 voting rights in TiGenix (3.12% of the total number of voting rights). As a result the 3% threshold was crossed.

Content of the notification

Date of the notification: November 15, 2017.

Reason of the notification: acquisition of voting securities or voting rights.

Person subject to the notification requirement: JPMorgan Chase & Co (with address at c/o CT Corporation, 1209 Orange Street, Wilmington, DE19801, USA), who is a parent undertaking/controlling person.

Date on which the threshold was crossed: November 9, 2017.

Threshold that was crossed: 3%.

Denominator: 274,287,190.

Details of the notification: following the acquisition of shares, the number of voting rights was as follows:

  JPMorgan Chase & Co held 0 voting securities; and
  J.P. Morgan Securities LLC held 8,557,505 voting securities (3.12% of the total number of voting rights).

Chain of controlled undertakings through which the holdings are effectively held: J.P. Morgan Securities LLC is controlled by J.P. Morgan Broker - Dealer Holdings Inc., which is controlled by JPMorgan Chase Holdings LLC, which is controlled by JPMorgan Chase & Co.

Additional information: this position refers to third party shares where rights of use are held.

This press release and the above-mentioned transparency notification can be consulted on our website:

  press release: http://tigenix.com/news-media
  notifications: http://tigenix.com/investors/share-information/shareholder-overview

For more information:

TiGenix
Claudia Jiménez
Senior Director Investor Relations and Communications
Tel: +34918049264
Claudia.jimenez@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix' lead product, Cx601, has successfully completed a European Phase III clinical trial for the treatment of complex perianal fistulas - a severe, debilitating complication of Crohn's disease. Cx601 has been filed for regulatory approval in Europe and a global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Cx601 for complex perianal fistulas outside the U.S. TiGenix' second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. Finally, AlloCSC-01, targeting acute ischemic heart disease, has demonstrated positive results in a Phase I/II trial in acute myocardial infarction (AMI). TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit www.tigenix.com.